UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

CancerVAX, Inc.

Commission File No. 024-12130

Nevada

(State or other jurisdiction of incorporation or organization)

351 Paseo Nuevo

Floor 2

Santa Barbara, California 93101

(805)-356-1810

86-2876870

Employer Identification Number

In this Semi-Annual Report, the terms “CancerVAX,” “we,” “us,” “our,” or “the Company” refers to CancerVAX, Inc. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of CancerVAX, Inc.’s financial condition and results of operations together with the financial statements and related notes that are included elsewhere in this document. The following discussion contains forward-looking statements that reflect our current expectations, plans, estimates, and beliefs. Actual results and timing of events could differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

CancerVAX was incorporated under the laws of the State of Nevada on March 26, 2021 as “CancerVAX, Inc.” CancerVAX is a pre-clinical biotechnology company developing a universal cancer vaccine that use the body’s immune system to fight cancer.

Currently, many conventional cancer immunotherapies are based on finding protein markers or mechanisms that are naturally expressed in cancer cells and then developing custom antibodies or immune cells to target those specific protein markers for cell destruction. The main challenge with this conventional approach is that the natural protein markers often appear in healthy cells as well as cancer cells. As a result, any treatment targeting those natural markers may also affect healthy cells. We seek to engineer a single non-naturally occurring protein marker for all cancer cells to express, and then vaccinate against this non-naturally occurring marker. In effect, we intend to use this non-naturally occurring protein marker to enable the immune system to target only cancer cells, while leaving normal, healthy cells unaffected.

In addition, we will also explore making cancer cells express protein markers associated with diseases that humans are known to have strong immunity to. In other words, we hope to make cancer cells look like known diseases, so that the body’s immune system will naturally destroy the cancer cells as if they were common infections.

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This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and the pre-clinical research for this project is being done at the UCLA Jonsson Comprehensive Cancer Center through a sponsored research agreement.

Additionally, beyond our universal cancer vaccine research programs, we may also partner with other leading researchers and institutions to develop, acquire and commercialize a portfolio of conventional disease-specific cancer immunotherapy treatments. For example, we have another research program at UCLA where we are developing a treatment for refractory Ewing Sarcoma, a deadly bone and soft tissue cancer that primarily affects children and young adults. This treatment is based on developing conventional monoclonal antibody or CAR-T cell therapies specifically targeting Ewing Sarcoma.

Since inception, our operations have focused on organizing and staffing our Company, business planning, raising capital, acquiring and developing our technology and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily through the sale and issuance of convertible preferred equity securities. From inception through June 30, 2023, we have raised an aggregate of $2,000,000 of gross proceeds through the issuance of Series A Preferred Stock. We closed the sale of the Series A Preferred Stock in March 2021.

In July 2022, CancerVAX executed a Sponsored Research Agreement (the “Research Agreement 2”) with the Regents of the University of California (the “Regents”) to research and develop a universal cancer vaccine platform allowing vaccinated cancer cells to express an engineered antigen that can be recognized by an immunotherapy or other targeted agents offering new treatment possibilities across the cancer landscape.

The 24-month research program with the Regents, which will be conducted at UCLA, commenced on July 15, 2022, under the direction of the Principal Investigator, Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, Dr. Satiro De Olivera specializing in pediatric hematologic malignancy and Dr. Christopher Seet with a specialty in the treatment of hematologic malignancies, including hematopoietic stem cell transplantation, cellular therapy and clinical trials of novel therapeutics.

In May 2021, we entered into a sponsored research agreement with the University of California Los Angeles (“UCLA”) to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma, a rare but deadly soft tissue and bone cancer that primarily affects children and young adults. While relapse remains an important clinical problem for those diagnosed with Ewing sarcoma, there is currently no FDA approved treatment to prevent recurrence.

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The 12-month research program with UCLA commenced on May 12, 2021, under the direction of Principal Investigator, Dr. Satiro De Oliveira and co-Principal Investigators, Dr. Noah Federman and Dr. Steven Jonas from the Department of Pediatrics, Hematology & Oncology, UCLA Medical Center. The program will focus on developing effective immunotherapies such as CAR T-cell and custom antibodies for Ewing sarcoma. The program expands on the preliminary laboratory work done at UCLA by leveraging outside commercial-grade immunotherapy development processes and services. We believe the resulting technology will be able to target other cancers such as adrenal cancer and brain cancer, as well as enabling the development of other immunotherapies, vaccines and drugs.

The Company has decided to expand its development pipeline to include a Universal CAR-T Cell Platform, a novel and customizable low-cost treatment, to be delivered as a shot, that can hopefully reprogram natural immune T-cells inside the body to seek and destroy targeted cancer cells.

Results of Operations

Six months ended June 30, 2023

The Company did not generate any revenues for the six months ended June 30, 2023.

For the six months ended June 30, 2023, the Company’s operating expenses consisted of general and administrative expenses totaling $635,516 and research and development expenses totaling $570. General and administrative costs were comprised of wages and payroll taxes of $226,828, consulting fees of $15,000 paid to related parties pursuant to Independent Contractor Agreements, other consulting fees of $6,250, advertising and marketing fees of $206,515, legal and professional fees of $90,236, non-cash stock option expense of $50,289 and other administrative and office expenses totaling $40,398. Research and development expenses include $570 paid to UCLA pursuant to two (2) Sponsored Research Agreements effective May 12, 2021 and August 1, 2022.

As a result of the foregoing, the Company generated a net loss of $636,086 for the six months ended June 30, 2023.

Six months ended June 30, 2022

The Company did not generate any revenues for the six months ended June 30, 2022.

For the six months ended June 30, 2022, the Company’s operating expenses consisted of general and administrative expenses totaling $252,273 and research and development expenses totaling $143,625. General and administrative costs were comprised of consulting fees of $141,000 paid to related parties pursuant to Independent Contractor Agreements, legal and professional fees of $42,908, non-cash stock option expense of $27,894 and other administrative and office expenses totaling $40,471. Research and development expenses include $143,625 paid to UCLA pursuant to a Sponsored Research Agreement effective May 12, 2021.

As a result of the foregoing, the Company generated a net loss of $395,898 for the six months ended June 30, 2022.

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Liquidity and Capital Resources

Sources of Liquidity

We have incurred significant net losses since inception. We expect to continue to incur significant and increasing expenses and net losses for the foreseeable future, as we advance product candidates through preclinical and clinical development, seek regulatory approval for product candidates, maintain and expand our intellectual property portfolio and hire additional research and development and business personnel. As of June 30, 2023, we had cash of $30,514 and an accumulated deficit of $2,152,912.

We have financed our operations primarily through issuances of our preferred stock. From Inception through June 30, 2023, we issued 200,000 shares of Series A Preferred Stock for cash proceeds of $2 million. The Company plans to continue to raise additional capital through crowdfunding offerings, equity issuances, or any other methods available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Cash Flows

The following table summarizes our cash flows for the period indicated

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022

Cash used in operating activities	$(572,234)	$(223,394)
Cash flows used in investing activities	-	(2,979)
Cash flows provided by financing activities	-	-

Net decrease in cash	$(572,234)	$(226,373)

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 was $572,234, comprised of our net loss of $636,086, partially offset by non-cash expenses of $50,587, a decrease in prepaid expenses of $5,197 and increase in accounts payable of $8,068.

Net cash used in operating activities for the six months ended June 30, 2022 was $223,394, comprised of our net loss of $395,898 and increase deposits of $2,500, partially offset by an increase in non-cash expenses totaling $28,142 and accounts payable of 146,862.

Investing Activities

During the six months ended June 30, 2023, we had no cash provided from or used in investing activities.

During the six months ended June 30, 2022, we used cash of $2,979 in investing activities, comprised of purchase of property and equipment of $2,979.

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Financing Activities

During the six months ended June 30, 2023 and 2022, we had no cash provided from or used in financing activities

Plan of Operations

The Company is a development stage company and has not generated any revenue from any product candidates. The Company, therefore, has experienced net losses and negative cash flows from operations since its inception. Through June 30, 2023, the Company has an accumulated deficit of approximately $2,152,912. The Company’s operations have been financed primarily through the sale of equity securities. The Company’s net loss for the six months ended June 30, 2023 was approximately $636,086.

From Inception through June 30, 2023, the Company achieved the following:

●	Entered into a sponsored research agreement with UCLA to research and develop an immunotherapy breakthrough targeted at treating Ewing sarcoma.
●	Hired Ryan Davies, formerly CEO of Curza, a small molecule therapeutics company, to lead our development of our immunotherapy treatment as the Company’s Chief Executive Officer.
●	Filed a provisional patent to protect our invention which leverages cutting-edge biotechnologies, such as CRISPR and mRNA
●	Entered into a sponsored research agreement with UCLA to research and develop an immunotherapy universal cancer vaccine.
●	Entered into an option agreement wherein CancerVAX can exclusively license all IP and related technology that result from this sponsored research agreement

To date, the Company has not obtained regulatory approval for any of any product candidates. Further, the Company has not commenced any preclinical testing or clinical trials. The Company expects to incur significant expenses to complete development of its planned product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our product candidate, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval and commercialize our current product candidates or any future product candidates, if at all. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

6

The timing and amount of our operating expenditures will depend largely on:

●	the costs associated with attracting, hiring and retaining skilled personnel and consultants as our preclinical and clinical activities increase;
●	the cost of manufacturing any product candidates for clinical trials and, if we are able to obtain marketing approval, for commercial sale;
●	the costs of any third-party products used in our planned combination clinical trials that are not covered by such third parties or other sources;
●	the potential additional expenses attributable to adjusting our development plans (including any supply related matters) as a result of the COVID-19 pandemic;
●	the timing of, and the cost involved in, obtaining marketing approval for any product candidates, and our ability to obtain marketing approval and generate revenue from any potential commercial sales of such product candidates;
●	the cost of building a sales force in anticipation of product commercialization and the cost of commercialization activities for any product candidates if we receive marketing approval, including marketing, sales and distribution costs;
●	the potential emergence of competing therapies and other adverse market developments;
●	the amount and timing of any payments we may be required to make pursuant to any license agreements or collaboration agreements that we may enter into;
●	our ability to establish future collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;
●	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and
●	any product liability or other lawsuits related to our product candidates;

The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of any product candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to fund our operations and capital funding needs through equity and/or debt financing. We may also consider entering into collaboration arrangements or selectively partnering for clinical development and commercialization. The sale of additional equity may result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness or pay dividends, among other items. If we raise additional funds through governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially and adversely affect our business, financial condition, results of operations and prospects.

7

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Other Information

The Company has decided to expand its development pipeline to include a Universal CAR-T Cell Platform, a novel and customizable low-cost treatment, to be delivered as a shot, that can hopefully reprogram natural immune T-cells inside the body to seek and destroy targeted cancer cells.

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Item 3. Financial Statements

CancerVAX, Inc.

F-1

CancerVAX, Inc.

Balance Sheets

	June 30,	December 31,
	2023	2022
	(unaudited)
Assets

Current assets:
Cash	$30,514	$602,748
Prepaid expenses	11,161	16,358

Total current assets	41,675	619,106

Long-term assets:
Property and equipment, net	2,135	2,433
Deposits	2,500	2,500

Total assets	$46,310	$624,039

Liabilities, Mezzanine and Stockholders’ Deficit

Current liabilities:
Accounts payable	$19,958	$11,890

Total liabilities	19,958	11,890

Mezzanine:
Series A preferred stock, $0.001 par value, 200,000 shares authorized, issued and outstanding	2,000,000	2,000,000

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 6,000,000 shares authorized, 112,500 shares issued and outstanding	113	113
Additional paid-in capital	179,151	128,862
Accumulated deficit	(2,152,912)	(1,516,826)

Total stockholders’ deficit	(1,973,648)	(1,387,851)

Total liabilities, mezzanine and stockholders’ deficit	$46,310	$624,039

See accompanying notes to financial statements

F-2

CancerVAX, Inc.

Statements of Operations

	(Unaudited) Six months ended June 30,
	2023	2022

Revenues:	$-	$-

Operating expenses:
General and administrative expenses	635,516	252,273
Research and development	570	143,625

Total operating expenses	636,086	395,898

Loss from operations before income taxes	(636,086)	(395,898)

Provision for income taxes	-	-

Net loss	$(636,086)	$(395,898)

Weighted average number of common shares outstanding	112,500	112,500

Net loss per common share, basic and diluted	$(5.65)	$(3.52)

See accompanying notes to financial statements

F-3

CancerVAX, Inc.

Statements of Stockholders’ Deficit

For the Six Months Ended June 31, 2023 and 2022 (unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, December 31, 2021	200,000	$2,000,000	112,500	$113	$66,688	$(827,202)	$(760,401)

Stock option expense - related party	-	-	-	-	27,894	-	27,894

Net loss	-	-	-	-	-	(395,898)	(395,898)

Balance, June 30, 2022	200,000	2,000,000	112,500	113	94,582	(1,223,100)	(1,128,405)

Balance, December 31, 2022	200,000	2,000,000	112,500	113	128,862	(1,516,826)	(1,387,851)

Stock option expense - related party	-	-	-	-	49,658	-	49,658

Stock option expense	-	-	-	-	631	-	631

Net loss	-	-	-	-	-	(636,086)	(636,086)

Balance, June 30, 2023	200,000	$2,000,000	112,500	$113	$179,151	$(2,152,912)	$(1,973,648)

See accompanying notes financial statements.

F-4

CancerVAX, Inc.

Statements of Cash Flows

	(Unaudited) Six months ended June 30,
	2023	2022

Cash flows from operating activities:
Net loss	$(636,086)	$(395,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option expense	50,289	27,894
Depreciation expense	298	248
Changes in operating assets and liabilities:
Decrease in prepaid expenses	5,197	-
Increase in deposits	-	(2,500)
Increase in accounts payable	8,068	146,862

Net cash used in operating activities:	(572,234)	(223,394)

Cash flows from investing activities:
Purchase of property and equipment	-	(2,979)

Net cash used in investing activities	-	(2,979)

Cash flows from financing activities:
	-	-

Net cash provided by financing activities	-	-

Net increase (decrease) in cash	(572,234)	(226,373)
Cash at the beginning of the year	602,748	1,242,099

Cash at the end of the period	$30,514	$1,015,726

Supplemental disclosure:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes to financial statements

F-5

CancerVAX, Inc.

Notes to Financial Statements

For the Six Months Ended June 30, 2023 and 2022

NOTE 1 – THE COMPANY AND NATURE OF BUSINESS

CancerVAX, Inc. (the “Company”) was incorporated in the state of Nevada on March 26, 2021.

The Company is a pre-clinical biotechnology company developing a universal cancer vaccine that uses the body’s immune system to fight cancer. Currently, many conventional cancer immunotherapies are based on finding protein markers or mechanisms that are naturally expressed in cancer cells and then developing custom antibodies or immune cells to target those specific protein markers for cell destruction. The main challenge with this conventional approach is that the natural protein markers often appear in healthy cells as well as cancer cells. As a result, any treatment targeting those natural markers may also affect healthy cells. We seek to engineer a single non-naturally occurring protein marker for all cancer cells to express, and then vaccinate against this non-naturally occurring marker. In effect, we intend to use this non-naturally occurring protein marker to enable the immune system to target only cancer cells, while leaving normal, healthy cells unaffected.

This universal cancer vaccine approach is currently in the conceptual stage. We filed a provisional patent application in October 2021, and the pre-clinical research for this project is being done at the UCLA Jonsson Comprehensive Cancer Center through a sponsored research agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and these differences may be material. Material management estimates include the grant date value of the stock options which is recognized as an expense over the period in which the stock options vest.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (“FDIC”) insures these balances, up to $250,000. Of the Company’s cash balance as of December 31, 2022, $352,748 was not insured. As of June 30, 2023 and December 31, 2022, there were no cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of the asset.

F-6

Mezzanine

Series A preferred stock that contains certain default provisions requiring mandatory cash redemption that are outside the control of the Company is recorded at its face value as Mezzanine in the accompanying balance sheet.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the value of the award granted using either the Black-Scholes option pricing model or a multinomial lattice model based on projections of various potential future outcomes and recognized over the period in which the award vests. For stock awards no longer expected to vest, any previously recognized stock compensation expense is reversed in the period of termination. Stock-based compensation expense is included in general and administrative expenses.

Research and Development

Research and development expenses are expensed as incurred and totaled $570 and $143,625 for the six months ended June 30, 2023 and 2022, respectively.

Advertising and Marketing

Advertising and marketing expenses are expensed as incurred and totaled $206,515 and $0 for the six months ended June 30, 2023 and 2022, respectively.

Trademark and Patents

Costs and expenses to prepare and file applications for trademark and patents are expensed as incurred and included in general and administrative expenses. Such expenses totaled $0 for the six months ended June 30, 2023 and 2022, respectively.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statements due to the net loss of the Company through June 30, 2023.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2023, the deferred tax asset was fully offset by a 100% valuation allowance.

F-7

Income (Loss) per Share

Basic net income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding. Diluted net income or loss per common share is computed by dividing net income or loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common share equivalents then outstanding. Potential dilutive common share equivalents consist of shares issuable upon the conversion of Series A Preferred Stock and exercise of outstanding stock options to acquire common stock, using the treasury stock method and the average market price per share during the period. Potential dilutive common share equivalents totaled 2,006,047,000 and 2,005,398,250 shares for the six months ended June 30, 2023 and 2022, respectively.

For the six months ended June 30, 2023 and 2022, potential common share equivalents are anti-dilutive; therefore, basic net loss per common share is the same as diluted net loss per share.

Recent Accounting Pronouncements

The Company does not believe any recently issued accounting pronouncements has had or will have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN UNCERTAINTY

The Company was recently formed and has limited operating history. During the six months ended June 30, 2023, the Company used net cash of $572,234 in operations and as of June 30, 2023, had an accumulated deficit of $2,152,912. The uncertainties surrounding the successful implementation of the Company’s business plan, including obtaining sufficient financing moving forward, raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to reach a successful level of operations is dependent on the execution of management’s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the financial statements.

F-8

There can be no assurances that the Company will be successful in attaining a profitable level of operations or in generating additional cash from the equity/debt markets or other sources fund its operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Should the Company not be successful in its business plan or in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2023 and 2022, the Company paid consulting fees of $0 and $126,000, respectively (see Note 8), to Cymru Ventures, a company owned by its President and Chief Executive Officer, Ryan Davies. Mr. Davies was appointed to his management positions effective October 1, 2021.

On October 1, 2021, the Company granted Mr. Davies non-qualified options to purchase 3,150,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $27,618 was recorded for these options during the six months ended June 30, 2023 and 2022, respectively.

On November 1, 2022, the Company granted Mr. Davies non-qualified options to purchase 2,077,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire November 1, 2032. Stock option expense of $18,210 was recorded for these options during the six months ended June 30, 2023.

The Independent Contractor Agreement of Mr. Davies effective October 21, 2021 (see Note 8) was terminated effective December 31, 2022. Effective January 1, 2023, the Company and Ryan Davies, President and Chief Executive Officer entered into an employment agreement pursuant to which Mr. Davies will receive an annual salary of $277,000, payable monthly at $23,083. The agreement provides a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement may be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary. During the six months ended June 30, 2023 wages of $169,307 were paid to Mr. Davies.

On December 16, 2022, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 108,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire December 16, 2032. Stock option expense of $632 was recorded for these options during the six months ended June 30, 2023.

On February 7, 2023, the Company granted Byron Elton, a member of the Company’s Board of Directors, non-qualified options to purchase 500,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire February 7, 2033. Stock option expense of $2,922 was recorded for these options during the six months ended June 30, 2023.

F-9

On April 1, 2023, the Company and Byron Elton, Chief Marketing Officer entered into an employment agreement pursuant to which Mr. Elton will receive an annual salary of $240,000, payable monthly at $20,000. The agreement may be terminated at any time by either party upon written notice. During the six months ended June 30, 2023 wages of $60,000 were paid to Mr. Elton.

During the six months ended June 30, 2023 and 2022, the Company paid consulting fees of $15,000 and $15,000, respectively (see Note 8), to Carla Miller, a stockholder. On October 25, 2021, the Company granted Ms. Miller non-qualified options to purchase 31,500 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire October 1, 2031. Stock option expense of $276 was recorded for these options during the six months ended June 30, 2023 and 2022, respectively.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2023 and December 31, 2022 is comprised of the following:

	June 30, 2023	December 31, 2022
Computer equipment	$2,979	$2,979
Accumulated depreciation	(844)	(546)

Net	$2,135	$2,433

NOTE 6. MEZZANINE

Series A Preferred Stock

The Company has 50,000,000 authorized shares of $0.001 par value per share preferred stock of which 200,000 shares have been designated as Series A preferred shares. In March 2021, the Company issued 200,000 Series A preferred shares to an institutional investor for cash of $2,000,000. The Company had 200,000 Series A preferred shares issued and outstanding as of June 30, 2023 and December 31, 2022.

The Series A preferred stock is recorded at its face value of $10 per share or a total face value of $2,000,000 as of June 30, 2023 and December 31, 2022. The preferred stock is convertible into shares of the Company’s common stock at a ratio of 10,000 shares of common stock for each share of Series A preferred stock. The Series A preferred stock has no voting rights.

The holders of the Series A preferred stock shall be entitled to receive dividends pari passu with holders of the Company’s common stock and shall be entitled to a liquidation preference, as defined in the Certificate of Designation, equal to the stated value of $10 per Series A preferred stock.

F-10

According to the terms of the Series A preferred stock, upon the sale of all or substantially all of the Company’s assets, any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization resulting in a change of ownership control, a liquidation, dissolution or winding up shall be deemed to occur. This change of control provision requires the Series A preferred stock to be classified as mezzanine in the accompanying balance sheet.

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company has 10,000,000,000 authorized shares of $0.001 par value per share common stock, of which 112,500 shares were issued and outstanding as of June 30, 2023 and December 31, 2022. Effective March 27, 2023, the Company amended its Articles of Incorporation to increase authorized shares from 6,000,000,000 to 10,000,000,000.

On January 24, 2022, the Company effected a 1:80 reverse split of its common shares. The accompanying financial statements and notes thereto have been adjusted to give retroactive effect to the reverse stock split.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Independent Contractor Agreements

Effective October 1, 2021, the Company entered into an Independent Contractor Agreement with Ryan Davies, its current President and Chief Executive Officer, pursuant to which he is to be paid $10,500 for the month of October 2021 and $21,000 per month thereafter, paid in equal installments twice each month. The agreement also allows for reimbursement to Mr. Davies of certain office expenses. The agreement has an initial term of six months with automatic six-month renewal periods unless terminated by either party in accordance with terms of the agreement. During the six months ended June 30, 2022, Mr. Davies was paid fees and expense reimbursements under the Independent Contractor Agreement totaling $126,000. Effective December 31, 2022, Mr. Davies’ Independent Contractor Agreement was terminated and Mr. Davies entered into an employment agreement pursuant to which Mr. Davies will receive an annual salary of $277,000, payable monthly at $23,083. The agreement provides a bonus based on milestones to be determined by the Company’s Board of Directors. The agreement may be terminated at any time by either party upon written notice. If employment is terminated by the Company without cause, the Company shall pay Mr. Davies a severance amount equal to six months of base salary.

Effective April 1, 2021, the Company entered into an Independent Contractor Agreement with Carla Miller, its Office Manager, and a shareholder, pursuant to which she is to be paid monthly compensation of $2,500. During the six months ended June 30, 2023 and 2022, Ms. Miller was paid fees totaling $15,000 and $15,000, respectively. The agreement has an initial term of one year with automatic one-year renewal periods unless terminated by either party with 30 days written notice.

F-11

Sponsored Research Agreements

Effective May 12, 2021, the Company (the “Sponsor”) and the University of California Los Angeles (“UCLA”) entered into a Sponsored Research Agreement (the “Agreement”) to undertake gene therapy studies under which Sponsor will fund research at UCLA and UCLA will grant Sponsor certain rights with respect to inventions and discoveries resulting from the research. The Agreement expires in one year unless it is sooner terminated or extended by the mutual written consent of the parties. The cost to Sponsor for UCLA’s performance will be $574,501, payable $143,625 upon execution of the Agreement, $143,625 on August 1, 2021, $143,626 on November 1, 2021, and $143,625 upon completion of the research. During the year ended December 31, 2021, the Sponsor paid UCLA a total of $440,876, including a deposit of $10,000. During the year ended December 31, 2022, the Sponsor paid UCLA the fourth and final installment of $143,625. These payments have been included in research and development expense in the accompanying statements of operations.

Effective August 1, 2022, the Sponsor and UCLA entered into a second Sponsored Research Agreement to target the development and testing of three concepts inspired by advances in cancer immunology, genome engineering and nanotechnology. The Agreement expires in two years unless it is sooner terminated or extended by the mutual written consent of the parties. The cost to Sponsor for UCLA’s performance will total $390,000 for each of the three projects per year, or a total of $1,170,000 per year. No payments were made by Sponsor to UCLA during the six months ended June 2023 or 2022.

Evaluation License and Option Agreement

Effective July 1, 2022, the Company and the Regents of the University of California (“Regents”) entered into an Evaluation License and Option Agreement (“Option Agreement”). Pursuant to the Option Agreement, the Regents granted the Company an evaluation license to evaluate the inventions claimed in certain patent rights owned by the Regents to determine Optionee’s interest in acquiring certain commercialization rights to the patents. In addition, the parties agreed to enter into a second sponsored research agreement with UCLA. The term of the Option agreement is 24 months, subject to termination by the Regents at any time, and may be extended as agreed in writing. The Company paid the Regents an option issue fee of $3,000 on the effective date, which was recorded as research and development expense. During the six months ended June 30, 2023 and 2022 research and development fees paid to the Regents totaled $570 and $0, respectively.

Office Lease

Effective November 1, 2021, the Company entered into a lease agreement for office space. The lease requires an initial deposit of $2,500 and monthly rent payments of $2,250 and expired April 30, 2022. The Company has continued to pay rent on a month-to-month basis subsequent to that date.

F-12

The Company did not recognize an asset or liability for the rights and obligations created by the operating lease pursuant to ASC 842, “Leases,” since the term of the lease is less than twelve months.

Total rent expense under operating leases totaled $8,130 and $13,500 during the six months ended June 30, 2023 and 2022, respectively.

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 9. STOCK OPTIONS AND WARRANTS

As of June 30, 2023 and December 31, 2022, the Company had granted non-qualified stock options exercisable for a total of 6,047,000 and 5,367,000 shares of common stock, respectively to its officers, directors, and consultants. See Notes 4 and 8.

A summary of the Company’s stock options as of June 30, 2023 and December 31, 2022, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)	Aggregate Intrinsic Value

Outstanding at December 31, 2021	3,181,500	$0.08
Granted	2,185,500	$0.08
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of December 31, 2022	5,367,000	$0.08
Granted	680,000	$0.08
Exercised	-	$-
Forfeited or expired	-	$-

Outstanding as of June 30, 2023	6,047,000	$0.08	8,81	$-

Exercisable as of June 30, 2023	2,247,164	$0.08	8.49	$-

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the estimated market value of our common stock of $0.08 as of June 30, 2023 and December 31, 2022, which would have been received by the holders of in-the-money options had the holders exercised their options as of that date.

F-13

Grant date fair value of the stock options was calculated by an independent valuation firm using a modified Black Scholes option pricing model. The grant date fair value is recognized as an expense over the term of the options as they vest or on a straight-line basis. During the six months ended June 30, 2023 and 2022, stock option expense of $50,289 and $27,894, respectively, was recognized and included in general and administrative expenses. Unrecognized stock option expense was $187,942 as of June 30, 2023.

The significant assumptions used in the calculation of grant date fair value of the non-qualified stock options are as follows:

Midpoint between vesting date and expiration date
Expected term
Risk free interest rate	1.05 – 1.30%
Expected volatility	77.09 – 77.29%
Stock price per share	$0.08

Effective September 25, 2021, a non-related party purchased a pre-funded common stock purchase warrant for $2,500. The purchaser is entitled at any time on or after September 25, 2023 to subscribe for and purchase up to 31,250 common shares of the Company at an exercise price of $0.08 per share. The warrant expires when exercised in full and contains a cashless exercise feature as defined in the warrant agreement.

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has disclosed the following:

Stock Options

On August 1, 2023, the Company granted Jonathan Lakey, a member of the Company’s Board of Advisors, non-qualified options to purchase 100,000 shares of common stock at an exercise price of $0.08 per share. The options vest over a period of 36 months and expire August 1, 2033.

Stock Purchases

Subsequent to June 30, 2023, the Company issued 189,805 shares of common stock to third party investors in exchange for $311,240 in cash.

Note Payable

Subsequent to June 30, 2023, the Company entered into a note payable with a third party for $100,000 worth of proceeds.

F-14

Item 4. Exhibits

INDEX TO EXHIBITS

2.1	Articles of Incorporation dated March 26, 2021 (1)

2.2	Certificate of Amendment to the Articles of Incorporation dated January 24, 2022 (1)

2.3	Bylaws (1)

3.1	Certificate of Designation of Series A Preferred Stock of CancerVAX, Inc. (1)

3.2	Series A Securities Purchase Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated March 30, 2021 (1)

3.3	Investor Rights Agreement between CancerVAX, Inc. and Bountiful Capital, LLC dated October 1, 2021 (2)

3.4	Right of First Refusal and Co-Sale Agreement by and among CancerVAX, Inc., Bountiful Capital, LLC and certain Key Holders dated October 1, 2021 (2)

4.1	Form of Investor Subscription Agreement (3)

8.1	Form of Escrow Agreement (1)

10.1	Sponsored Research Agreement with University of California Los Angeles dated May 12, 2021 (1)

10.2	Evaluation License and Option Agreement with the Regents of the University of California dated July 1, 2022 (1)

10.3	Sponsored Research Agreement with University of California Los Angeles dated August 1, 2022 (1)

10.4	Employment Agreement with Ryan Davies as of January 1, 2023 (1)

10.5	Independent Contractor Agreement with Ryan Davies as of October 1, 2021 (3)

10.6	Independent Contractor Agreement with Carla Miller as of April 1, 2021(3)

(1) These exhibits were previously filed with the Preliminary Offering Circular on Form 1-A filed on January 11, 2023 and are hereby incorporated by reference.

(2) These exhibits were previously filed with the Preliminary Offering Circular on Form 1-A filed on March 21, 2023 and are hereby incorporated by reference.

(3) These exhibits were previously filed with the Preliminary Offering Circular on Form 1-A filed on April 26, 2023.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANY:

CancerVAX, Inc., a Nevada corporation

By :	/s/ Ryan Davies
Name:	Ryan Davies
Title:	Chief Executive Officer, President, Treasurer, Secretary, Chairman

Date: September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Ryan Davies
Ryan Davies
Chief Executive Officer, President, Treasurer, Secretary, Chairman

/s/ Carla Miller
Carla Miller
Director

/s/ Byron Elton
Byron Elton
Director

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